SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO ANNOUNCES THE PLACEMENT INTO ITS FREE FLOAT OF ITS COMMON AND PREFERRED SHARES RESULTING FROM THE APPRAISAL RIGHTS EXERCISED BY ITS SHAREHOLDERS IN CONNECTION WITH THE CORPORATE RESTRUCTURING APPROVED AT THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING ON JULY 27, 2009

São Paulo, Brazil - October 14, 2009 - Vivo Participações S.A. (“Vivo Part”)   (BOVESPA: VIVO3 (common), VIVO4 (preferred); NYSE: VIV), announces that, on October 13, 2009, the company placed 374 common shares and 741 preferred shares into its free float as a result of the exercise of withdrawal rights by Vivo Part shareholders in connection with the corporate restructuring approved at the extraordinary general shareholders’ meeting on July 27, 2009, at price per share of R$ 48.56, representing a net amount of R$ 54,142.29.

The placement of the shares into its free float was approved in the Board of Directors’ meeting held on October 08, 2009.

Cristiane Barretto Sales
Investor Relations Officer
Vivo Participações S.A.
www.vivo.com.br/ir

For more information, contact:
Carlos Raimar Schoeninger
Investor Relations Department and M&A
Tel.:  +55 11 7420-1172
Email:  ir@vivo.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2009

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.